Exhibit 99.1

FOR IMMEDIATE RELEASE

Davis Commodities Limited Provides Update on OTC Markets Quotation Status

SINGAPORE, 01 October 2026 — Davis Commodities Limited (“Davis Commodities” or the “Company”) (OTC: DTCKF), an agricultural commodity trading company specializing in sugar, rice, and oil and fat products, today provided an update regarding the quotation of its Class A ordinary shares on the OTC Markets.

The Company has been advised by OTC Markets Group Inc. that its Class A ordinary shares became eligible for, and moved from the Pink Limited Market to, the OTCID Market effective August 6, 2026, and have remained quoted on the OTCID Market since that date under the symbol “DTCKF.”

The OTCID Basic Market is the OTC Markets tier for companies that publish baseline information. The Company’s OTCID status provides investors with a market designation reflecting these disclosure requirements. There can be no assurance that the Company will continue to satisfy the OTCID Market eligibility requirements, that quotation of the Company’s Class A ordinary shares on the OTCID Market will be maintained, or as to the development, maintenance or liquidity of any trading market for the Class A ordinary shares.

The Company will continue to provide corporate updates and financial information through its regulatory filings and investor relations channels.

About Davis Commodities Limited

Based in Singapore, Davis Commodities Limited is an agricultural commodity trading company specializing in the trading of sugar, rice, and oil and fat products across markets including Asia, Africa and the Middle East. The Company sources, markets and distributes commodities under its principal brands, including Maxwill and Taffy in Singapore.

The Company also provides complementary services supporting its commodity trading activities, including warehouse handling, storage and logistics services. Through its established network of commodity suppliers and logistics service providers, Davis Commodities serves customers across multiple international markets.

For more information, please visit the Company’s investor relations website at ir.daviscl.com.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, among other things, statements concerning the Company’s future plans, regulatory and reporting obligations, the continued quotation and trading of the Company’s Class A ordinary shares on OTC Markets, including the OTCID Market, and the Company’s future business and operations.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or developments to differ materially from those expressed or implied by such statements. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties described in the Company’s filings with the SEC.

The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events, circumstances or changes in expectations, except as required by applicable law.

Investor Relations Contact
Davis Commodities Limited
Email: investors@daviscl.com